UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13A-16 OR 15D-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934

For the month of August 2015

Commission File Number:  001-16601

FRONTLINE LTD.
(Translation of registrant's name into English)

Par-la-Ville Place, 14 Par-la-Ville Road, Hamilton, HM 08, Bermuda
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [ X ]     Form 40-F [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________.

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ________.

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 99.1 is a copy of the press release of Frontline Ltd. (the "Company"), dated August 26, 2015, announcing the Company's second quarter and six months 2015 results.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FRONTLINE LTD. (registrant)

Dated: August 27, 2015	By:	/s/ Inger M. Klemp
Name: Inger M. Klemp
Title: Principal Financial Officer

Exhibit 99.1
FRONTLINE LTD.
SECOND QUARTER AND SIX MONTHS 2015 RESULTS

Highlights

•	Frontline reports net income attributable to the Company of $17.4 million for the second quarter of 2015, equivalent to earnings per share of $0.11.
•	Frontline reports net income attributable to the Company of $48.5 million for the six months ended June 30, 2015, equivalent to earnings per share of $0.35.
•	The Company issued 18.8 million new shares in the second quarter under its ATM program and this program is fully utilized.
•	In April 2015, the remaining outstanding balance on the convertible bond of $93.4 million was repaid in full upon maturity.
•	In June 2015, the Company agreed with Ship Finance to amend the long term charter parties relating to 17 vessels such that the fixed charter payments to Ship Finance are expected to decrease by approximately $283 million.
•	In July 2015, the Company and Frontline 2012 entered into an agreement and plan of merger.
Second Quarter and Six Months 2015 Results
The Board of Frontline Ltd. (the "Company" or "Frontline") announces net income attributable to the Company of $17.4 million in the second quarter, equivalent to earnings per share of $0.11, compared with net income of $31.1 million for the previous quarter, equivalent to earnings per share of $0.25.
The average daily time charter equivalents ("TCEs") earned in the spot and period market in the second quarter by the Company's VLCCs and Suezmax tankers were $50,600 and $33,800 compared with $49,400 and $33,100 in the previous quarter. The spot earnings for the Company's VLCCs and Suezmax vessels were $53,600 and $38,000 compared with $52,200 and $35,000 in the preceding quarter.

Operating expenses in the second quarter were $5.0 million higher than the previous quarter. An increase in dry docking costs accounted for $5.9 million in the quarter, as four vessels were dry docked in the second quarter compared with no vessels in the previous quarter.

Contingent rental expense represents amounts accrued following changes to certain charter parties in December 2011 and was in line with the first quarter.

Frontline announces a net income attributable to the Company of $48.5 million for the six months ended June 30, 2015, equivalent to earnings per share of $0.35. The average daily TCEs earned in the spot and period market in the six months ended June 30, 2015 by the Company's VLCCs and Suezmax tankers were $50,000 and $33,400, respectively, compared with $23,400 and $19,800, respectively, in the six months ended June 30, 2014. The spot earnings for the Company's VLCCs and Suezmax vessels were $52,800 and $36,400, respectively, in the six months ended June 30, 2015 compared with $22,600 and $19,800, respectively, in the six months ended June 30, 2014.

In August 2015, the Company estimates average daily total cash cost breakeven rates for the remainder of 2015 on a TCE basis for its VLCCs and Suezmax tankers of approximately $24,500 and $21,000 respectively.

Fleet Development

In August 2015, the Company agreed with Ship Finance to terminate the long term charter for the 1995 built Suezmax tanker Front Glory. Ship Finance has simultaneously sold the vessel to an unrelated third party. The charter with Ship Finance is expected to terminate during the third quarter of 2015. The Company will receive a compensation payment of approximately $2.2 million from Ship Finance. The number of vessels on charter from Ship Finance will then be reduced to 16 vessels, including 12 VLCCs and four Suezmax tankers.

Corporate

In February 2015, the Company bought $33.3 million notional principal of its 4.50% Convertible Bond Issue 2010/2015 at a purchase price of 99% and recorded a gain of $0.3 million in the first quarter of 2015.

In April 2015, Frontline issued 12,900,323 new shares under the ATM program and in May 2015, Frontline issued 5,941,251 new shares under the ATM program and the existing ATM program is fully utilized.

In April 2015, the remaining outstanding balance on the convertible bond of $93.4 million was repaid in full upon maturity.

In June 2015, the Company and Ship Finance agreed to amend the terms of the long term charter agreements for 17 vessels on charter from Ship Finance with an average remaining charter period of 7.7 years. The new agreement took effect from July 1, 2015. The general terms of the agreement are the following: new time charter rates for the VLCCs of $20,000 per day; new time charter rates for Suezmax tankers of $15,000 per day; new operating expenses for all vessels of $9,000 per day payable by Ship Finance; a new profit split of 50%/50% above the new time charter rates; and in connection with entering into the agreement the Company issued 55.0 million of its common shares to Ship Finance. The chartering counterparty will continue to be a subsidiary of the Company, and in exchange for releasing the Company from its current guarantee obligation, a cash buffer of $34.0 million ($2.0 million per vessel) will be built up in the chartering counterparty. The new profit split arrangement started accruing from July 1, 2015 and will be calculated and payable on a quarterly basis. Going forward, profit split payments will not be subject to the previous $50.0 million threshold. The shares issued to Ship Finance as a result of the new agreement represented approximately 27.7% of the Company's shares and votes. The Company has registered those common shares for resale with the Securities and Exchange Commission.

Reference is made to the announcement dated July 2, 2015, that Frontline and Frontline 2012 Ltd. ("Frontline 2012") have entered into an agreement and plan of merger (the "Merger Agreement"), pursuant to which the two companies have agreed to enter into a merger transaction, with Frontline as the surviving legal entity ("the "Surviving Company") and Frontline 2012 becoming a wholly-owned subsidiary of Frontline. Frontline has on August 24, 2015, filed a registration statement with the United States Securities and Exchange Commission ("SEC") covering the common shares to be issued by Frontline to Frontline 2012's shareholders in the merger.  The shareholders' meetings of each of Frontline and Frontline 2012 will be held after the registration statement is declared effective. The effectiveness of the registration statement is subject, among other things, to SEC review. This transaction will be accounted for as a business combination using the acquisition method of accounting under the provisions of ASC 805, with Frontline 2012 selected as the accounting acquirer under this guidance.

The Company had an issued share capital at June 30, 2015 of $198,375,854 divided into 198,375,854 ordinary shares (December 31, 2014: $112,342,989 divided into 112,342,989 ordinary shares). The weighted average number of shares outstanding for the second quarter was 153,281,991.

The Market

The average rate for a VLCC trading on a standard 'TD3' voyage between the Arabian Gulf and Japan in the second quarter of 2015 was WS 64, representing an increase of 5 WS points from the first quarter of 2015. The market rate for a Suezmax trading on a standard 'TD20' voyage between West Africa and Rotterdam in the second quarter of 2015 was WS 88, representing a decrease of 2 WS points from the first quarter of 2015. The VLCC fleet totalled 639 vessels at the end of the quarter, whilst the Suezmax fleet counted 449 vessels at the end of the quarter.

The order book for tankers represented about 16% of the overall tanker fleet.

Bunkers in Rotterdam averaged $326/mt in the second quarter of 2015 compared to $280/mt in the first quarter of 2015.

Strategy and Outlook
The Board of Directors is very pleased with the merger agreement entered into between Frontline and Frontline 2012. With a large modern fleet, a strong balance sheet and attractive cash break even rates, the combined companies should be well positioned to generate significant free cash in a strong market, and sustain a weak market.
Despite the slowdown seen in the market the last weeks, the Board of Directors hopes the combined companies will be in a position to start returning cash to shareholders as quarterly dividends as soon as the merger is completed. The intention is to pay out excess cash as dividends at the Board's discretion.
The Board believes the combined companies will be well positioned to grow through acquisition and consolidation opportunities.

Important Information For Investors And Shareholders

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. In connection with the proposed transaction between Frontline and Frontline 2012, Frontline has filed relevant materials with the Securities and Exchange Commission (the "SEC"), including a registration statement of Frontline on Form F-4 (File No. 333-206542) , filed on August 24, 2015, that includes a joint proxy statement of Frontline 2012 and Frontline that also constitutes a prospectus of Frontline.  The registration statement has not yet become effective.  After the registration statement is declared effective by the SEC, a definitive joint proxy statement/prospectus will be mailed to shareholders of Frontline 2012 and Frontline. INVESTORS AND SECURITY HOLDERS OF FRONTLINE 2012 AND FRONTLINE ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.  Investors and security holders will be able to obtain free copies of the registration statement and the joint proxy statement/prospectus (when available) and other documents filed with or furnished to the SEC by Frontline through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with or furnished to the SEC by Frontline will be available free of charge on Frontline's website at http://www.Frontline.bm. Additional information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with or furnished to the SEC when they become available.

Forward Looking Statements

This press release contains forward looking statements. These statements are based upon various assumptions, many of which are based, in turn, upon further assumptions, including Frontline management's examination of historical operating trends. Although Frontline believes that these assumptions were reasonable when made, because assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond its control, Frontline cannot give assurance that it will achieve or accomplish these expectations, beliefs or intentions.

Important factors that, in the Company's view, could cause actual results to differ materially from those discussed in this press release include the strength of world economies and currencies, general market conditions including fluctuations in charter hire rates and vessel values, changes in demand in the tanker market as a result of changes in OPEC's petroleum production levels and world wide oil consumption and storage, changes in the Company's operating expenses including bunker prices, dry-docking and insurance costs, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, and other important factors described from time to time in the reports filed by the Company with the United States Securities and Exchange Commission.

The Board of Directors
Frontline Ltd.
Hamilton, Bermuda
August 25, 2015

Questions should be directed to:

Robert Hvide Macleod: Chief Executive Officer, Frontline Management AS
+47 23 11 40 84

Inger M. Klemp: Chief Financial Officer, Frontline Management AS
+47 23 11 40 76

FRONTLINE LTD.
CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

2014 Apr-Jun	2015 Apr-Jun	CONDENSED CONSOLIDATED INCOME STATEMENTS (in thousands of $)	2015J an-Jun	2014 Jan-Jun	2014 Jan-Dec

118,972	134,777	Total operating revenues	279,154	288,970	559,688

-	-	(Loss) gain on sale of assets and amortization of deferred gains	-	(15,727)	24,620

72,108	32,487	Voyage expenses and commission	75,719	152,809	286,367
23,112	23,526	Ship operating expenses	42,047	46,164	89,674
118	18,258	Contingent rental expense	34,470	13,141	36,900
10,324	10,368	Administrative expenses	20,363	19,394	40,787
56,178	-	Impairment loss on vessels	-	56,178	97,709
22,680	17,131	Depreciation	34,064	45,526	81,471
184,520	101,770	Total operating expenses	206,663	333,212	632,908
(65,548)	33,007	Net operating income (loss)	72,491	(59,969)	(48,600)
11	14	Interest income	25	18	47
(21,216)	(12,199)	Interest expense	(26,882)	(42,781)	(75,825)
7,405	(3,477)	Share of results from associated companies	2,271	7,967	3,866
119	(8)	Foreign currency exchange gain (loss)	57	88	(179)
-	-	Debt conversion expense	-	-	(41,067)
-	-	Gain on bond buy back	333	-	1,486
-	-	Loss from de-consolidation of subsidiaries	-	-	(12,415)
381	159	Other non-operating items	422	687	1,486
(78,848)	17,496	Net income (loss) before tax and noncontrolling interest	48,717	(93,990)	(171,201)
(98)	51	Taxes	(2)	(168)	(459)
(78,946)	17,547	Net income (loss)	48,715	(94,158)	(171,660)
716	(177)	Net (income) loss attributable to noncontrolling interest	(221)	3,843	8,722
(78,230)	17,370	Net income (loss) attributable to Frontline Ltd.	48,494	(90,315)	(162,938)

$(0.81)	$0.11	Basic earnings (loss) per share attributable to Frontline Ltd.	$0.35	$(0.95)	$(1.63)

		Income on time charter basis ($ per day)*
13,900	50,600	VLCC	50,000	23,400	24,800
12,400	33,800	Suezmax	33,400	19,800	21,100
		*Basis = Calendar days minus off-hire. Figures after deduction of broker commission.

2014 Apr-Jun	2015 Apr-Jun	CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)(in thousands of $)	2015 Jan-Jun	2014 Jan-Jun	2014 Jan-Dec
(78,946)	17,547	Net income (loss)	48,715	(94,158)	(171,660)
598	(357)	Unrealized (loss) gain from marketable securities	(421)	867	(980)
(131)	(10)	Foreign currency translation (loss) gain	(70)	(106)	25
467	(367)	Other comprehensive (loss) gain	(491)	761	(955)
(78,479)	17,180	Comprehensive income (loss)	48,224	(93,397)	(172,615)
(716)	177	Comprehensive income (loss) attributable to noncontrolling interest	221	(3,843)	(8,722)
(77,763)	17,003	Comprehensive income (loss) attributable to Frontline Ltd.	48,003	(89,554)	(163,893)
(78,479)	17,180		48,224	(93,397)	(172,615)

See accompanying notes that are an integral part of these condensed consolidated financial statements.

FRONTLINE LTD.
CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

CONDENSED CONSOLIDATED BALANCE SHEETS (in thousands of $)	2015 Jun 30	2014 Jun 30	2014 Dec 31
ASSETS
Short term
Cash and cash equivalents	78,159	62,436	64,080
Restricted cash	411	36,651	42,074
Other current assets	145,995	140,952	127,089
Long term
Newbuildings	-	14,860	15,469
Vessels and equipment, net	111,382	272,179	56,624
Vessels under capital lease, net	450,952	611,638	550,345
Investment in finance lease	44,077	47,381	45,790
Investment in unconsolidated subsidiaries and associated companies	41,168	65,279	60,000
Other long-term assets	442	426	708
Total assets	872,586	1,251,802	962,179

LIABILITIES AND EQUITY
Short term liabilities
Short term debt and current portion of long term debt	4,006	208,924	165,357
Current portion of obligations under capital lease	79,588	48,237	78,989
Other current liabilities	88,766	65,979	84,242
Long term liabilities
Long term debt	157,597	269,308	137,452
Obligations under capital lease	324,994	717,892	564,692
Other long term liabilities	2,042	3,250	2,096
Equity
Frontline Ltd. equity (deficit)	215,190	(66,846)	(70,981)
Noncontrolling interest	403	5,058	332
Total equity (deficit)	215,593	(61,788)	(70,649)
Total liabilities and equity	872,586	1,251,802	962,179

See accompanying notes that are an integral part of these condensed consolidated financial statements.

FRONTLINE LTD.
CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

2014 Apr-Jun	2015 Apr-Jun	CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (in thousands of $)	2015 Jan-Jun	2014 Jan-Jun	2014 Jan-Dec
		OPERATING ACTIVITIES
(78,946)	17,547	Net income (loss)	48,715	(94,158)	(171,660)
		Adjustments to reconcile net income (loss) to net cash provided by operating activities:
23,357	17,201	Depreciation and amortization	34,318	46,901	83,727
(128)	(34)	Unrealized foreign currency exchange loss (gain)	78	(119)	113
-	-	Loss (gain) on sale of assets and amortization of deferred gains	-	15,727	(24,620)
(363)	-	Contingent rental income (expense)	6,267	(363)	4,237
(7,405)	3,477	Equity earnings of associated companies	(2,271)	(7,967)	(3,866)
56,178	-	Impairment losses	-	56,178	97,709
-	-	Loss from de-consolidation of subsidiaries	-	-	12,415
-	-	Debt conversion expense	-	-	41,067
134	(20)	Provision for doubtful debts	486	242	68
-	-	Gain on bond buy back	(333)	-	(1,486)
(321)	(121)	Other, net	(438)	(726)	(1,375)
7,065	7,648	Change in operating assets and liabilities	1,848	5,008	17,065
(429)	45,698	Net cash provided by operating activities	88,670	20,723	53,394

		INVESTING ACTIVITIES
38,217	(48)	Change in restricted cash	41,663	31,712	8,396
(42,324)	(7)	Additions to newbuildings, vessels and equipment	(41,288)	(42,865)	(44,990)
622	739	Finance lease payments received	1,438	1,213	2,555
-	-	Impact of reconsolidation of subsidiaries	-	-	638
-	-	Net proceeds from sale of vessels and equipment and shares in subsidiary	-	27,164	53,136
673	-	Net investment in associated companies	-	1,346	2,019
(2,812)	684	Net cash provided by (used in) investing activities	1,813	18,570	21,754

		FINANCING ACTIVITIES
7,096	48,970	Net proceeds from issuance of shares	88,018	47,653	52,934
-	-	Proceeds from long-term debt, net of fees paid	30,023	-	29,372
(39,720)	(94,401)	Repayment of long-term debt	(164,523)	(51,905)	(90,612)
(11,295)	(10,803)	Repayment of capital leases	(27,892)	(22,856)	(39,918)
-	-	Lease termination payments	-	-	(10,500)
-	(150)	Dividends paid	(150)	-	-
(1,633)	-	Payment of related party loan note	(1,880)	(3,508)	(6,103)
(45,522)	(56,384)	Net cash used in financing activities	(76,404)	(30,616)	(64,827)

(48,793)	(10,002)	Net change in cash and cash equivalents	14,079	8,677	10,321
111,229	88,161	Cash and cash equivalents at start of period	64,080	53,759	53,759
62,436	78,159	Cash and cash equivalents at end of period	78,159	62,436	64,080

See accompanying notes that are an integral part of these condensed consolidated financial statements.

FRONTLINE LTD.
CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (in thousands of $ except number of shares)	2015 Jan-Jun	2014 Jan-Jun	2014J an-Dec

NUMBER OF SHARES OUTSTANDING
Balance at beginning of period	112,342,989	86,511,713	86,511,713
Shares issued	86,032,865	11,694,574	25,831,276
Balance at beginning and end of period	198,375,854	98,206,287	112,342,989

SHARE CAPITAL
Balance at beginning of period	112,343	86,512	86,512
Shares issued	86,033	11,694	25,831
Balance at end of period	198,376	98,206	112,343

ADDITIONAL PAID IN CAPITAL
Balance at beginning of period	244,018	149,985	149,985
Stock option expense	-	37	37
Shares issued	152,135	37,929	40,091
Debt-for-equity exchange	-	-	54,008
Loss on sale of subsidiary	-	-	(103)
Balance at end of period	396,153	187,951	244,018

CONTRIBUTED SURPLUS
Balance at beginning and end of period	474,129	474,129	474,129

ACCUMULATED OTHER COMPREHENSIVE LOSS
Balance at beginning of period	(4,258)	(3,303)	(3,303)
Other comprehensive (loss) income	(491)	761	(955)
Balance at end of period	(4,749)	(2,542)	(4,258)

RETAINED DEFICIT
Balance at beginning of period	(897,213)	(734,275)	(734,275)
Net income (loss)	48,494	(90,315)	(162,938)
Balance at end of period	(848,719)	(824,590)	(897,213)

FRONTLINE LTD. EQUITY (DEFICIT)	215,190	(66,846)	(70,981)

NONCONTROLLING INTEREST
Balance at beginning of period	332	8,901	8,901
Impact of sale of shares in subsidiary	-	-	153
Dividend paid	(150)	-	-
Net income (loss)	221	(3,843)	(8,722)
Balance at end of period	403	5,058	332

TOTAL EQUITY (DEFICIT)	215,593	(61,788)	(70,649)

See accompanying notes that are an integral part of these condensed consolidated financial statements.

FRONTLINE LTD.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1.   GENERAL

Frontline Ltd. (the "Company" or "Frontline") is a Bermuda based shipping company engaged primarily in the ownership and operation of oil tankers. The Company's ordinary shares are listed on the New York Stock Exchange, the Oslo Stock Exchange and the London Stock Exchange.

2.   ACCOUNTING POLICIES

Basis of accounting
The condensed consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States. The condensed consolidated financial statements do not include all of the disclosures required in the annual consolidated financial statements, and should be read in conjunction with the Company's annual financial statements as at December 31, 2014.

Significant accounting policies
The accounting policies adopted in the preparation of the condensed consolidated financial statements are consistent with those followed in the preparation of the Company's annual consolidated financial statements for the year ended December 31, 2014.

3.    NEWBUILDINGS

The Company took delivery of Front Idun in January 2015 and drew down the remaining $30.0 million balance on its $60.0 million term loan facility in order to part finance this vessel. The Company had no newbuildings under construction as of June 30, 2015.

4.    DEBT

In February 2015, the Company bought $33.3 million notional principal of its 4.50% Convertible Bond Issue 2010/2015 at a purchase price of 99% and recorded a gain of $0.3 million in the first quarter of 2015.

In April 2015, the remaining outstanding balance on the convertible bond of $93.4 million was repaid in full upon maturity.

5.    SHARE CAPITAL

The Company issued 12,191,291 new ordinary shares under the ATM program during the first quarter. In April 2015, the Company issued 12,900,323 new shares under the ATM program and in May 2015, the Company issued 5,941,251 new shares under the ATM program and the existing ATM program is fully utilized.

In June 2015, the Company issued 55.0 new million shares to Ship Finance in connection with the agreement to amend the terms of the current charter parties with Ship Finance.

The Company had an issued share capital at June 30, 2015 of $198,375,854 divided into 198,375,854 ordinary shares (December 31, 2014: $112,342,989 divided into 112,342,989 ordinary shares).

6.    RELATED PARTY TRANSACTIONS

The Company's most significant related party transactions are with Ship Finance International Limited ("Ship Finance"), a company under the significant influence of our principal shareholder, as the Company leases the majority of its vessels from Ship Finance and pays Ship Finance contingent rental expense and profit share based on the earnings of these vessels.

In June 2015, the Company and Ship Finance agreed to amend the terms of the long term charter agreements for 17 vessels on charter from Ship Finance with an average remaining charter period of 7.7 years. The new agreement took effect from July 1, 2015. The general terms of the agreement are the following: new time charter rates for the VLCCs of $20,000 per day; new time charter rates for Suezmax tankers of $15,000 per day; new operating expenses for all vessels of $9,000 per day payable by Ship Finance; a new profit split of 50%/50% above the new time charter rates; and in connection with entering into the agreement the Company issued 55.0 million of its common shares to Ship Finance. The chartering counterparty will continue to be a subsidiary of the Company, and in exchange for releasing the Company from its current guarantee obligation, a cash buffer of $34.0 million ($2.0 million per vessel) will be built up in the chartering counterparty. The new profit split arrangement started accruing from July 1, 2015 and will be calculated and payable on a quarterly basis. Going forward, profit split payments will not be subject to the previous $50.0 million threshold. The shares issued to Ship Finance as a result of the new agreement represented approximately 27.7% of the Company's shares and votes. The Company has registered those common shares for resale with the Securities and Exchange Commission.

Amounts earned from other related parties comprise office rental income, technical and commercial management fees, newbuilding supervision fees, freights, corporate and administrative services income and interest income. Amounts paid to related parties comprise primarily rental for office space and guarantee fees.

7.   COMMITMENTS AND CONTINGENCIES

As of June 30, 2014, the Company had no newbuilding contracts and had no outstanding newbuilding installments.

8.    SUBSEQUENT EVENTS

Reference is made to the announcement dated July 2, 2015, that Frontline and Frontline 2012 Ltd. ("Frontline 2012") have entered into an agreement and plan of merger (the "Merger Agreement"), pursuant to which the two companies have agreed to enter into a merger transaction, with Frontline as the surviving legal entity ("the "Surviving Company") and Frontline 2012 becoming a wholly-owned subsidiary of Frontline. Frontline has on August 24, 2015, filed a registration statement with the United States Securities and Exchange Commission ("SEC") covering the common shares to be issued by Frontline to Frontline 2012's shareholders in the merger.  The shareholders' meetings of each of Frontline and Frontline 2012 are scheduled to be held after the registration statement is declared effective. The effectiveness of the registration statement is subject, among other things, to SEC review. This transaction will be accounted for as a business combination using the acquisition method of accounting under the provisions of ASC 805, with Frontline 2012 selected as the accounting acquirer under this guidance.

In August 2015, the Company agreed with Ship Finance to terminate the long term charter for the 1995 built Suezmax tanker Front Glory. Ship Finance has simultaneously sold the vessel to an unrelated third party. The charter with Ship Finance is expected to terminate at the end of the third quarter of 2015. The Company will receive a compensation payment of approximately $2.2 million from Ship Finance for the termination of the current charter. Following this termination, the number of vessels on charter from Ship Finance will be reduced to 16 vessels, including 12 VLCCs and four Suezmax tankers.

FRONTLINE LTD.
INTERIM REPORT JANUARY – JUNE 2015

Responsibility Statement

We confirm, to the best of our knowledge, that the condensed consolidated financial statements for the period January 1 to June 30, 2015 have been prepared in accordance with U.S generally accepted accounting principles, and give a true and fair view of the Company's assets, liabilities, financial position and profit or loss as a whole. We also confirm, to the best of our knowledge, that the interim management report includes a fair review of important events that have occurred during the first six months of the financial year and their impact on the condensed consolidated financial statements, a description of the principal risks and uncertainties for the remaining six months of the financial year, and major related parties transactions.

The Board of Directors
Frontline Ltd.
Hamilton, Bermuda
August 25, 2015